FOR IMMEDIATE RELEASE	September 18, 2020

Micromem Post Annual Meeting Announcement, Cancellation of Options, Completes Financing

Toronto, Ontario and New York, New York, September 18, 2020 - Micromem Technologies, Inc. (CSE: MRM) (OTCQB: MMTIF) ("Micromem") ("the Company") announces the results of its Annual General and Special Meeting of Shareholders held on September 8, 2020.

Election of Directors:  Joseph Fuda, Alex Dey and Oliver Nepomuceno were re-elected as directors.  Brian Von Herzen was not proposed for re-election.

MNP LLP were appointed as auditors of the Corporation and the directors are authorized to fix their remuneration.

An amendment to the stock option plan was approved such that the number of common shares reserved for issuance to Eligible Persons (as that term is defined in the 2020 Plan) increases from 18,840,000 to 27,500,000.

Amendments to the Company's By-laws are approved to include "Meeting of the Shareholders of the Corporation may be held by electronic means as hybrid or virtual meetings as the board may determine from time to time. If a hybrid or virtual meeting is held by electronic means (including phone), a shareholder who, through those means, votes at the meeting or establishes a communications link to the meeting shall be deemed to be present at the meeting. A meeting of shareholders held by electronic means shall be deemed to be held at the place where the registered office of the Corporation is located.".

The Company also announces the cancellation of 2,040,000 Options to purchase common shares of the Corporation (the "Options"), in accordance with Policy 6 of the Canadian Stock Exchange (the "CSE Policy"), and section 9.1 of the 2020 Micromem Technologies Inc. Stock Option Plan, as amended on one or more occasions (the "Plan"). These Options were granted to employees and directors of the Company at a strike price of US$0.25/CDN $0.34. Pursuant to the CSE Policy the Company may not issue options to these individuals for a 30 day period from the date of cancellation.

The Company also closed a non-brokered private placement totaling $47,376 CDN at $0.035 CDN per common share. The proceeds are committed to general working capital. The common shares issued pursuant to the Private Placement shall be subject to holding restrictions.

About Micromem.

Micromem Technologies Inc. and its subsidiaries, a publicly traded (OTC QB: MMTIF, CSE: MRM), company analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated sensor applications, the Company successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing and other industries. Visit www.micromeminc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "intend," "may," "will," "would," "potential," and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing:  NASD OTC-QB - Symbol: MMTIF

CSE - Symbol: MRM

Shares issued: 399,249,823

SEC File No: 0-26005

Investor Contact:  info@micromeminc.com; Tel. 416-364-2023 Subscribe to receive News Releases by Email on our website's home page.  www.micromeminc.com